

05008438



Multimedia

May 24, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 2 4 2005
WASH. D.C. SECTION
180

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release regarding the Company's warrants.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

PROCESSED
MAY 3 1 2005
THOMSON
FINANCIAL

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

 **Multimedia**

COVERED WARRANTS OVER SHARES REPRESENTING
THE SHARE CAPITAL OF PT-MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 23, 2005 - According to terms and conditions set forth in the prospectus for the listing in the Eurolist by Euronext (the Official Market of Euronext Lisbon) of the covered warrants over shares representing the share capital of PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., financial settlement of the warrants entitles its holder to receive, for each warrant, the reimbursement value in cash.

The reimbursement value corresponds to the amount, before commissions and taxes, equivalent to the positive difference between the strike price (21.50) and the reference price multiplied by 0.1.

The reference price corresponds to the average weighted quotation of PT-Multimédia shares on the Eurolist by Euronext on the exercise date, which is, today, May 23, 2005.

According to the information provided by Euronext Lisbon, the average weighted quotation of PT Multimédia shares on the Eurolist by Euronext today was Euros 18.43, therefore the reimbursement value is 0.307 Euros per warrant.

U.S. Restrictions

Because of U.S. securities laws considerations, the share buyback programme will not be made available to shareholders located in the United States or to U.S. persons (as such terms are defined in Regulation S under the U.S. Securities Act). Accordingly, the put warrants will not be issued into the United States or to a U.S. person and may not be exercised from within the United States or by a U.S. person or sold or transferred in the United States.

This press release is for release outside the United States only and may not be distributed in the United States. This press release is not an offer of securities for sale or a solicitation to tender securities in the United States. The put warrants may not be offered or sold in the United States absent registration or an exemption from registration. The put warrants have not been and are not being registered under the U.S. Securities Act and neither PT-Multimédia nor any other person intends to make a public offer of securities of PT-Multimédia in the United States.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.